SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 30, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Corporate Taxpayers’ Registry 76.535.764/0001 -43
Board of Trade 53 3 0000622 - 9
Publicly Held Company

MATERIAL FACT

BRASIL TELECOM S.A. (“Brasil Telecom” or the “Company”), based on art. 157 of Law 6,404/76, and in compliance with CVM Instruction 358/02, informs the Company’s Shareholders and the market in general that, due to the facts and events registered in Material Facts previously disclosed by Brasil Telecom Participações S.A., Brasil Telecom’s Extraordinary General Shareholders’ Meeting called for this date was duly installed and decided the following:

(i)
the dismissal of Messrs. Eduardo Seabra Fagundes, Humberto José Rocha Braz, Luiz Octavio Carvalho da Motta Veiga, Eduardo Cintra Santos, André Urani and Carlos Alberto Siqueira Castro; as well as the dismissal of the following alternate members: Messrs. José Leitão Viana, Guido Vinci and Robson Goulart Barreto;

(ii)
the election, to fulfill the terms in office, of Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, Fábio de Oliveira Moser, André Urani and Jorge Luiz Sarabanad da Silva Fagundes as effective members; and Alberto Ribeiro Guth, Marcel Cecchi Vieira, Renato Carvalho do Nascimento, Adriana Duarte Chagastelles, Carmem Sylvia Motta Parkinson and Célia Beatriz Padovan Pacheco as the respective alternate members of the Company’s Board of Directors; and

(iii)	the election of Messrs. Sergio Spinelli Silva Junior and Pedro Paulo Elejalde de Campos as Chairman and Vice-Chairman of Brasil Telecom’s Board of Directors.

At this moment, the above mentioned General Meeting is suspended for the drafting of the Minutes of the Extraordinary General Shareholders’ Meeting.

Brasília/DF, September 30, 2005

Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer